Exhibit 21

Greenway Medical Technologies, Inc.

The following table lists the direct and indirect subsidiaries of Greenway Medical Technologies, Inc.

Name	Jurisdiction of Incorporation
Greenway Medical Technologies, Inc.*	DE

* Immediately prior to the closing of this offering, Greenway Medical Technologies, Inc., the Georgia corporation, will merge with and into its wholly-owned Delaware subsidiary, Greenway Medical Technologies, Inc. (the “Subsidiary”).  Following the merger, the Subsidiary will remain as the surviving corporation with the name Greenway Medical Technologies, Inc.